Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the F.N.B. Corporation/Northern State Bank 1999 Stock Incentive Plan, as amended, the F.N.B. Corporation/The Legacy Bank of Harrisburg 1999 Directors’ Compensation Plan, as amended, and the F.N.B. Corporation/The Legacy Bank of Harrisburg 1999 Incentive Stock Option Plan, as amended, of our reports dated March 8, 2006, with respect to the consolidated financial statements of F.N.B. Corporation and subsidiaries, F.N.B. Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of F.N.B. Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
June 21, 2006
Pittsburgh, Pennsylvania